People’s Utah Bancorp
1 East Main Street
American Fork, Utah 84003

June 8, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Jessica Livingston

Re:	People’s Utah Bancorp (the “Company”) Rgistration Statement on Form S-1, as amended File No. 333-203518

Acceleration Request
	Requested Date:	June 10, 2015
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement on Form S-1 (File No. 333-203518) and the Company’s Registration Statement on Form 8-A be accelerated to be declared effective at 4:00 p.m., Eastern Time on June 10, 2015, or as soon thereafter as is practicable.  Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Nolan Taylor at (801) 933-7366.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

People’s Utah Bancorp

By:	/s/ Richard T. Beard
	Name:	Richard T. Beard
	Title:	Chief Executive Officer

D.A. Davidson & Co.
8 Third Street North
The Davidson Building
Great Falls, Montana 59401

June 8, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	People’s Utah Bancorp Registration Statement on Form S-1 File No. 333-203518

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of People’s Utah Bancorp that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on Wednesday, June 10, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,000 copies of the Preliminary Prospectus dated May 19, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D.A. Davidson & Co.

By:	/s/ Daren Shaw
	Name:	Daren Shaw
	Title:	Managing Director